October 17, 2017

Securities and Exchange Commission

Division of Corporation Finance
United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Mr. Chris Edwards and Ms. Suzanne Hayes

Re:	Immune Pharmaceuticals Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 16, 2017 File No. 333-220413

Dear Mr. Edwards and Ms. Hayes:

This letter sets forth the responses of Immune Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2017 ("Comments Letter") concerning the Company’s Registration Statement on Form S-1 (collectively, the “Filing”).

Amendment No. 2 to Form S-1

General

1.	We note your revisions in response to prior comment 2. However, your amended filing continues to omit the number warrants, the number of shares underlying the warrants and the number of shares underlying the convertible preferred stock. We note that you have estimated the number of warrants based on a set price of $1.60 but you have not registered a number of shares based on this estimate. Additionally, you have not registered a number of shares issuable on conversion of the preferred shares and warrants. Rule 430A does not permit you to omit this information.

Response: We have revised the disclosure in the Filing based upon the foregoing comment.

2.	We note that the number of common shares issuable on conversion of the Series E Preferred Stock is determined by dividing $ by the Conversion Price. Please fill in the blank or disclose how this value will be determined. Similarly disclose how the warrant exercise price, Conversion Price and Set Price will be determined.

Response: We have revised the disclosure in the Filing based upon the foregoing comment.

Sincerely,

/s/ Elliot Maza
Elliot Maza

-1-